U.S. Securities and Exchange
                        Commission Washington, D.C. 20549


                                    FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES


A.     Names of issuer or person filing ("Filer"):

       Landeskreditbank Baden-Wurttemberg - Forderbank

B.     This is (select one):

       (x)    an original filing for the Filer

       ( )    an amended filing for the Filer

C.     Identify the filing in conjunction with which this Form is being filed:

       Name of registrant:

       Landeskreditbank Baden-Wurttemberg - Forderbank

       Form type: Schedule B

       File Number (if known): 333-121956

       Filed by: Landeskreditbank Baden-Wurttemberg - Forderbank

       Date Filed (if filed concurrently, so indicate): January 11, 2005, as amended on January 13, 2005.

D. The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filers are organized or incorporated):

       State of Baden Wurttemberg, Federal Republic of Germany

       and has its principal place of business at (Address in full and telephone number):

       Schlossplatz 10, 76131 Karlsruhe, Germany Tel. +49-721-1500


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E.     The Filer designates and appoints (Name of United States person serving as agent) Law Debenture Corporate Services Inc. ("Agent"), located at (Address in full in the United States and telephone number) 767 Third Avenue, 31st Floor, New York, New York, (212) 750-6474, as the Agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

       (a) any investigation or administrative proceeding conducted by the Commission, and

       (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form Schedule B, filed on January 11, 2005, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer's last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G. Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.


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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Karlsruhe, Federal Republic of Germany, this 19th day of January, 2005 A.D.


Filer:   LANDESKREDITBANK BADEN-WURTTEMBERG - FORDERBANK.



         By:          /s/ Helmut Stermann
              --------------------------------------
              Name:   Helmut Stermann
              Title:  Deputy Director


         By:          /s/ Gerhard Fink
              --------------------------------------
              Name:   Gerhard Fink
              Title:  Director


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This statement has been signed by the following person in the capacity and on the date indicated.


                             LAW DEBENTURE CORPORATE SERVICES INC.


                                       By:             /s/ Jasmin Marrero
                                                -------------------------------
                                       Name:    Jasmin Marrero
                                       Title:   Manager
                                       Date:    January 18, 2005